Exhibit (a)(5)

Addendum for Employees in Australia

Tax Information

     This summary is intended to alert you to some of the tax consequences you may want to consider in making your decision about the exchange offer. The summary does not discuss all of the tax consequences that may be relevant to you in your particular circumstances. In addition, you should note that tax laws change frequently. You should consult with your tax advisor as to your particular participation in the exchange offer.

     The surrender of your eligible options and required options in consideration for the acquisition of the new options will be a deemed disposition of the eligible and required options. The tax treatment of such deemed disposition will depend on whether you elected to be taxed at grant on the value of the eligible options and the required options. If you did not elect to be taxed at grant, then you may recognize taxable income equal to the market value of the new options upon their deemed acquisition. If you elected to be taxed at grant, then you may have taxable capital gain equal to the market value of the right to receive new options less the basis of the eligible options and required options you surrender (subject to reduction by one-half if you have held the options for at least 12 months).